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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A
(Amendment No. 1)
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 033-94050
Volunteer Bancorp, Inc.

(Exact name of registrant as specified in its charter)
210 East Main Street, Rogersville, Tennessee 37879

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
**EXPLANATORY NOTE: This Amendment No. 1 to Form 15 is being filed to amend the Form 15 initially filed on December 3, 2004 with the Securities and Exchange Commission (the “Original Filing”) in order to revoke the Original Filing, which was filed in error. As of the date of the Original Filing, Volunteer Bancorp, Inc. was, and continues to be, a Section 12(g) registrant subject to the reporting requirements under the Securities Exchange Act of 1934. The Original Filing is hereby superseded and revoked with respect to the information set forth in this Amendment No. 1.
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 410
     Pursuant to the requirements of the Securities Exchange Act of 1934 Volunteer Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2011	By:	/s/ Ben Lindley
Ben Lindley
Chief Financial Officer/Senior Vice-President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.